

May 13, 2021

John Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1300
Newport Beach, CA 92660

> **Re: Chipotle Mexican Grill, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Form 8-K dated April 21, 2021**
> **File No. 001-32731**

Dear Mr. Hartung:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 2.02 Form 8-K dated April 21, 2021

Exhibit 99.1, page 1

1.   Your presentation of restaurant level operating margin excluding general and administration expenses, depreciation and amortization, and pre-operating costs appears to be a non-GAAP financial measure. Please revise your disclosure to:

- Provide the non-GAAP disclosures required in Item 10(e)(1)(i) of Regulation S-K. Your restaurant level operating margin should be reconciled to income from operations as presented in your consolidated statements of income.
- Present the most directly comparable GAAP operating margin with equal or greater prominence to this non-GAAP measure on page 1. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services